UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ELITE PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

28659T200

(CUSIP Number)

Anthony G. Miller
Trellus Management Company, LLC
350 Madison Avenue, 9th Floor
New York, NY 10017
 212.389.8799

Copy to:

Richard Metsch, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022
212.848.4000

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

October 16, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 28659T200	Page 2 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Management Company, LLC (13-3807183) (on behalf of five managed accounts)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware limited liability company
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,908,170
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,908,170
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,908,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%
14		TYPE OF REPORTING PERSON (See Instructions) IA

SCHEDULE 13D

CUSIP No. 28659T200	Page 3 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 19,188,928
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 19,188,928
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,188,928
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 40.18%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 28659T200	Page 4 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Partners, L.P. II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 215,914
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 215,914
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 215,914
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .73%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 28659T200	Page 5 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Offshore Fund Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 8,448,506
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 8,448,506
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,448,506
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.57%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 28659T200	Page 6 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Small Cap Opportunity Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 37,547
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 37,547
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 37,547
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .12%
14		TYPE OF REPORTING PERSON (See Instructions) PN

SCHEDULE 13D

CUSIP No. 28659T200	Page 7 of 12 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trellus Small Cap Opportunity Offshore Fund Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 17,275
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 17,275
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,275
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .059%
14		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 28659T200	Page 8 of 12 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Adam Usdan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 27,908,170
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 27,908,170
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,908,170
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 49.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.	Security and Issuer.

The class of equity securities to which this statement on Schedule 13D relates is the Common Stock (the “Shares”) of Elite Pharmaceutical, Inc. (the “Issuer”), with its principal executive offices located at 165 Ludlow Avenue, Northvale, NJ 07647.

Item 2.	Identity and Background.

(a) This statement is being  filed jointly by Trellus Management Company, LLC (“Trellus”), Trellus Partners, L.P., a Delaware limited partnership (“TPLP”), Trellus Partners, L.P. II, a Delaware limited partnership (“TPLPII”), Trellus Offshore Fund Limited, a Cayman Islands limited liability company (“TOF”), Trellus Small Cap Opportunity Fund L.P., a Delaware limited partnership (“TSCOLP”), Trellus Small Cap Opportunity Offshore Fund Limited, a Cayman Islands limited liability company (“TSCOF”) and Adam Usdan (each a “Reporting Person” and collectively, the “Reporting Persons”).  Trellus Management Company, LLC is the investment adviser to TPLP, TPLPII, TOF, TSCOLP, and TSCOF.  Adam Usdan is the controlling principal and chief investment officer of Trellus.

(b) The addresses of the principal business and principal offices of each Reporting Person is 350 Madison Avenue, 9th Floor, New York, New York 10017.

(c) The principal business of Trellus is the offering of investment advisory services to various entities.  The principal business of each of TPLP, TPLPII, TOF, TSCOLP, and TSCOF is the investing in securities.

(d)  None of the Reporting Persons has been, and none of their executive officers or directors has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Anthony Miller is the chief financial officer of Trellus.  John Alderman is a principal of Trellus and a portfolio manager.  The Reporting Persons have no executive officers other than Mr. Usdan, Mr. Miller and Mr. Alderman.  TOF and TSCOF have boards of directors and the remaining Reporting Persons do not have Boards of Directors.  Mr. Miller has not been subject to any proceeding described in (e) above.  Adam Usdan and Anthony Miller are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

All purchases of the Common Stock made by the Filing Persons from time to time are with existing working capital.

Item 4.	Purpose of Transaction.

The purpose of the various purchases of Common Stock by the Reporting Persons is to increase their respective equity interests in the Issuer due to the Reporting Persons’ belief that such purchases represent a sound investment. Reporting Persons do not exert and have no intention to exert their influence over the management of the Issuer. The Reporting Persons have no specific plans to increase or decrease their position in the Issuer.

The Reporting Persons from time to time intend to review their respective investments in the Issuer on the basis of various factors. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If any Reporting Persons believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the shares of Common Stock currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

The Reporting Persons do not have any present plans or proposals which relate to or would result in any of the following: (i) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, (iv) any material change in the Issuer’s capitalization or divided policy, (v) any other material change in the Issuer’s business or capital structure, (vi) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of the Issuer’s securities to be deregistered or delisted, (viii) a class of equity securities of the Issuer becoming eligible for termination of registration or (ix) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) Items 9 and 11 of the cover page for each Reporting Person is incorporated herein by reference. The calculation of the percentages in this Statement are based on the number of shares of Common Stock and preferred stock convertible into common shares as disclosed by the Issuer to the Reporting Persons.

(b) Items 7 - 10 of the cover page for each Reporting Person is incorporated herein by reference.

(c) During the past sixty days the Reporting Persons have engaged in the following transactions in the securities of the Issuer:

The Reporting Persons acquired on October 16, 2008, 4,400 shares in the aggregate of Series D Preferred Stock convertible into 22,000,000 shares of common stock in the aggregate. Between October 16, 2008 and February 26, 2009, the Reporting Persons sold 395,244 shares of unrestricted Common Stock and acquired an additional 1,180,165 shares of restricted stock as a stock dividend on its preferred shares. The Reporting Persons also acquired warrants to acquire 4,703,063 shares of common stock at an exercise price of $.25 per share.

(d) No dividends have been received by the Reporting Persons from the Issuer in respect of their shares of Common Stock.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

None.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A.  Joint Filing Agreement.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March   , 2009

/s/ Adam Usdan

Adam Usdan

Trellus Management Company, LLC

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

Trellus Partners L.P.

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Partners L.P. II

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Offshore Fund Limited

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Management Company, LLC, as the Investment Adviser

Trellus Small Cap Opportunity Fund L.P.

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Small Cap Opportunity Offshore Fund Limited

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Management Company, LLC, as the Investment Adviser

Exhibit A

AGREEMENT

We, the undersigned, hereby express our agreement that the attached Schedule 13D, dated October 16, 2008, relating to common stock of Elite Pharmaceuticals, Inc. is filed on behalf of us.

/s/ Adam Usdan

Adam Usdan

Trellus Management Company, LLC

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer

Trellus Partners L.P.

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Partners L.P. II

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Offshore Fund Limited

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Management Company, LLC, as the Investment Adviser

Trellus Small Cap Opportunity Fund L.P.

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Company, LLC, as the General Partner

Trellus Small Cap Opportunity Offshore Fund Limited

By:	/s/ Anthony G. Miller
	Name:	Anthony G. Miller
	Title:	Chief Financial Officer of Trellus Management Company, LLC, as the Investment Adviser

Date: October 16, 2008